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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing
Section

FEB 27 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2008___ AND ENDING___12/31/08___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Advisory Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 400
                          (No. and Street)

Brentwood   Tennessee   37027
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James E. Himelrick, Jr.   615-661-5545
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
               (Name – *if individual, state last, first, middle name*)

3310 West End Avenue, Suite 550   Nashville, Tennessee   37203
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __James E. Himelrick, JR.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Investors Advisory Services, LLC__ , as of __December 31,__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

Signature

Title

Notary Public My Commission expires Dec. 10, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Member
Investors Advisory Services, LLC
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Investors Advisory Services, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Advisory Services, LLC at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in on pages 10 - 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

February 11, 2009
Nashville, Tennessee

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 7,929	$ 8,371
Commissions and other receivables	81,711	129,962
Total assets	$ 89,640	$ 138,333
Liabilities and Member's Equity		
Accounts payable	$ -	$ 1,681
Total liabilities	-	1,681
Member's equity	89,640	136,652
Total liabilities and member's equity	$ 89,640	$ 138,333

See notes to financial statements.

-4-

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2008 and 2007

	2008	2007
Commission income	$ 23,565	$ 102,388
Other	-	35,000
Total revenue	23,565	137,388
Expenses:		
Commissions	19,092	64,538
Management fee	36,788	20,310
Other	14,697	13,411
Total expenses	70,577	98,259
Net (loss) income	$ (47,012)	$ 39,129

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2008 and 2007

Balance, December 31, 2006	$	97,523
Draws		-
Net income		39,129
Balance, December 31, 2007		136,652
Draws		-
Net loss		(47,012)
Balance, December 31, 2008	$	89,640

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net (loss) income	$ (47,012)	$ 39,129
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Decrease (increase) in commissions and other receivables	48,251	(39,141)
(Decrease) increase in accounts payable	(1,681)	1,681
Net cash (used in) provided by operating activities	(442)	1,669
Change in cash and cash equivalents	(442)	1,669
Cash and cash equivalents at beginning of year	8,371	6,702
Cash and cash equivalents at end of year	$ 7,929	$ 8,371

See notes to financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investors Advisory Services, Inc. ("IAS") was formed effective August 26, 1998 to operate as a broker-dealer in accordance with the rules and regulations set forth by the National Association of Securities Dealers ("NASD"). On January 8, 2003, IAS was converted to Investors Advisory Services, LLC (the "Company") through an exchange of IAS shares for Company units.

The following is a summary of the Company's significant accounting policies:

Accounting Method

The Company reports its income and expenses using the accrual method of accounting.

Affiliations

The Company shares office space, administrative staff and other expenses with companies affiliated by common ownership. During 2008 and 2007, the Company paid $36,788 and $20,310, respectively for its allocated share of expenses. Substantially different operating results could occur if the Company was autonomous.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company was formed through the conversion of Investors Advisory Services, Inc. effective January 2003. Earnings and losses after that date are included in the income tax returns of the member and taxed depending on its tax strategies. Accordingly, the Company does not incur Federal income tax obligations, and the financial statements do not include a provision for income taxes.

Commissions and Other Receivables

Management considers all commission and other receivables fully collectible. Accordingly, no allowance for doubtful accounts has been provided.

NOTE 2 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the years ended 2008 and 2007.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $8,294 and $6,690, respectively, which was $3,294 and $1,690, respectively, in excess of its required net capital of $5,000.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties as of and for the years ended December 31, 2008 and 2007:

	2008	2007
Balance Sheet:		
Receivable from Investors Capital Partners I, LP	$ 25,875	$ 25,875
Receivable from Investors Capital Partners II, LP	14,000	15,332
Receivable from Investors Towne Center Partners I LP	5,050	7,225
Receivable from Investors Capital Partners III, LP	1,500	1,500
Receivables from other affiliates	34,921	80,029
Statement of Operations:		
Commission income from Investors Capital Partners II, LP	$ 10,500	25,875
Commission income from Investors Towne Center Partners I, LP	13,065	75,013
Commission income from Investors Capital Partners I, LP	-	1,500
Commission income from Investors Capital Partners III, LP	-	-
Management fee expense paid to Investor's Equity Holdings, LLC	36,788	20,310

NOTE 5 – CONCENTRATIONS

Commission income recognized during 2008 and 2007 was derived entirely by selling shares of approximately five affiliated real estate limited partnerships. The Company's revenues and collection of certain receivables from related parties are dependent upon future partnership unit sales and syndication of additional projects.

SUPPLEMENTARY INFORMATION

INVESTORS ADVISORY SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2008 and 2007

Schedule I

	2008	2007
Computation of basic net capital requirement:		
Net worth per financial statement	$ 89,640	$ 136,652
Total nonallowable assets	(81,346)	(129,962)
Net capital	$ 8,294	$ 6,690
Minimum net capital requirement	$ -	$ 112
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 3,294	$ 1,690
Excess net capital at 1000%	$ 8,294	$ 6,522
Reconciliation with company's computation (included in Part II of Form X-17a-5):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 8,294	$ 6,690
Reconciling items	-	-
Net capital per above	$ 8,294	$ 6,690

INVESTORS ADVISORY SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3

December 31, 2008 and 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

INVESTORS ADVISORY SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3

December 31, 2008 and 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

INVESTORS ADVISORY SERVICES, LLC
RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION
OF NET CAPITAL UNDER RULE 15C3-1 AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15C3-3

December 31, 2008 and 2007

The net capital computed on page 10 and the Company's computation of net capital on its December 31, 2008 and 2007 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

INVESTORS ADVISORY SERVICES, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

December 31, 2008 and 2007

Not Applicable

INVESTORS ADVISORY SERVICES, LLC
MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO
HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

December 31, 2008 and 2007

None

FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member
Investors Advisory Services, LLC
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Investors Advisory Services, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States if America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

-16-

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such as that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies:

Financial Reporting and Audit Adjustments
The Committee of Sponsoring Organizations ("COSO") framework for effective internal control over financial reporting involves the identification and analysis of the risks of material misstatement to the Company's audited financial statements. The Company currently does not have a certified public accountant or individual with similar experience on staff to interpret generally accepted accounting principles and identify risks of misstatement that might be relevant to the risks of preparation of reliable financial statements, including full disclosures in accordance with generally accepted accounting principles.

Segregation of Duties and General Ledger Access
Management functions do not currently take into consideration appropriate segregation of duties, as certain individuals have access to post transactions within the general ledger as well as access to cash receipts and disbursements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 11, 2009

INVESTORS ADVISORY SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2008 and 2007

INVESTORS ADVISORY SERVICES, LLC

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